

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2021

Patrick C. Eilers
Chief Executive Officer
Power & Digital Infrastructure Acquisition Corp.
321 North Clark Street, Suite 2440
Chicago, IL 60654

>   **Re: Power & Digital Infrastructure Acquisition Corp.**
>   **Registration Statement on Form S-1**
>   **Filed January 22, 2021**
>   **File No. 333-252355**
>   **Draft Registration Statement on Form S-1**
>   **Submitted January 8, 2021**
>   **CIK No. 0001839341**

Dear Mr. Eilers:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Filed on Form S-1

Summary
Summary Financial Data, page 35

1.   Please expand your disclosure in the table to also include the "as adjusted" amounts at December 31, 2020 assuming consummation of the offering.

Management, page 117

2.   Please revise your disclosure to more specifically describe your officers' and directors'

principal occupations and employment during the past five years. For example, please clarify the business experience and dates of employment for Chairman Brombach and Chief Executive Officer Eilers. Please refer to Item 401(e) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yong Kim at (202) 551-3323 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Debbie Yee